UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bancroft Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Office Center Drive, Suite 130
(No. and Street)

Fort Washington (City) PA (State) 19034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen M. Lindh (484) 373-4738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name – *if individual, state last, first, middle name*)

1835 Market Street, Suite 1710 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Colleen M. Lindh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bancroft Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Commonwealth of Pennsylvania - Notary Seal
KATHLEEN M BALTRA - Notary Public
Montgomery County
My Commission Expires Jul 23, 2022
Commission Number 1336966

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BANCROFT CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2020

BANCROFT CAPITAL, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bancroft Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bancroft Capital, LLC (the "Company") as of December 31, 2020. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

WithumSmith+Brown, PC

WithumSmith+Brown, PC
March 31, 2021

BANCROFT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	6,827,578
Receivables from customers		5,000
Receivables from non-customers		431,379
Property and equipment, net		65,630
Clearing deposit		250,000
Security deposits		10,953
Right of use asset		210,991
Other assets		107,134
Total assets	**$**	**7,908,665**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	784,687
Operating lease liability		232,984
Total liabilities		**1,017,671**
MEMBERS' EQUITY		**6,890,994**
Total liabilities and members' equity	**$**	**7,908,665**

See accompanying notes to financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bancroft Capital, LLC (the "Company"), a Pennsylvania limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is owned by Cauldon D. Quinn (51%) and Bancroft Holdings, LLC (49%), (the "Members"). The Company is registered as a securities broker-dealer and Pennsylvania investment adviser. The Company clears all transactions through its clearing organization on a fully-disclosed basis.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities; at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and investment in money market fund. The Company places its cash and investment in money market fund with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. As of December 31, 2020, there was no allowance for doubtful accounts.

Cash, Cash Equivalents, and Restricted Cash

The Company considers as cash equivalents all bank accounts and short-term securities purchased with original maturities of three months or less as cash equivalents. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows. Of the Company's total cash and cash equivalents, $4,129,383 is held in a money market account and $1,474,204 is held with our clearing broker.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

Beginning of period:	
Cash and cash equivalents	5,541,082
Restricted cash – security deposits	10,855
Total	**$ 5,551,937**
End of period:	
Cash and cash equivalents	6,827,578
Restricted cash – security deposits	10,953
Total	**$ 6,838,531**

Revenue Recognition

Accounting Standard Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price and (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 2 for further information on the new accounting standard and the Company's revenue from contracts with customers.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a LLC. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and accordingly, no provision for income taxes is required.

As of December 31, 2020, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. Any tax benefit that the members may receive is not remitted to the Company.

Recent Accounting Pronouncements

In June 2016, FASB issued ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments", which significantly changes the ways entities recognize credit losses on financial instruments. The guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2019. In April 2019, FASB issued ASU No. 2019-04, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments", which among other things, included several amendments to ASU No. 2016-13 changing how a company considers expected recoveries and contractual extensions or renewal options when estimating expected credit losses.

The guidance replaces the current incurred loss impairment guidance and introduces a new credit reserving model known as the Current Expected Credit Loss ("CECL") model, which is based on expected losses over the life of an asset, and applies to financial assets carried at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. The allowance must reflect management's estimate of credit losses over the life of the assets taking future economic changes into consideration.

The Company has adopted this guidance for fiscal 2020, effective January 1, 2020, using the modified retrospective approach for all in-scope assets. The standard had no impact on of the financial condition and the results of operations.

Guaranteed Payment to Members

Guaranteed payment to members that are intended as compensation for services rendered are accounted for as Company expenses rather than allocations of membership net income.

Reclassification

Certain amounts in the 2019 financial statements have been reclassed to conform to the 2020 Financial Statement presentation. The Money Market Fund and Due from Broker amounts are now being included in cash equivalents. These reclassifications have no effect on previously reported net income

2. REVENUE

The Company's principal sources of revenue are derived from brokerage commissions, underwriting fees, riskless principal transactions, and interest income. The new revenue recognition guidance under ASC 606 does not apply to revenue associated with realized and unrealized gains and losses related to riskless principal trading as well as interest income from financial instruments owned.

Principal transaction revenue is derived from the mark-up or mark-down on securities purchased and sold by the Company. All principal transactions are recorded on a trade-date basis.

The following is a description of activities within the scope of ASC 606 from which the Company generates its revenue:

Commissions

Brokerage commissions. The Company buys and sells equity securities on an agency basis on behalf its institutional customers. The customer pays the Company a commission as a percentage of shares purchased or sold. Commissions and related clearing expenses are

recorded on trade date (the date the Company fills the order by executing with one of more counterparties and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking

Underwriting fees. The Company participates in underwriting activities, wherein business and governmental entities wish to raise funds through the sale of its securities. Gross revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Gross revenue is recognized on trade date for the portion the Company is contracted to buy. The Company believes that trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

The Company records commissions to registered representatives when a new contract is obtained. Contract liabilities arise when customers remit contractual cash payments in advance of the company satisfying its performance obligations under the contract and are derecognized when the performance obligation is satisfied and the related revenue is recognized. Commissions paid prior to delivery of the offering memorandum are considered contract assets. As of January 1, 2020 and December 31, 2020, there were no contract assets or liabilities. Accounts receivable were $189,450 and $436,370 as of January 1, 2020 and December 31, 2020, respectively. During fiscal year ended December 31, 2020, the Company wrote off bad debts in the amount of $500.

Asset Management

401k advisory fees. The Company provides 401k advisory services on a periodic basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consumes the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. 401k advisory fees are received and recognized on a quarterly basis.

Cash management fees. The Company offers a cash management portal powered by State Street Global Markets. The Company believes the performance obligation for providing cash management services is satisfied over time because the customer is receiving and consumes the benefits as they are provided by the Company. Fee arrangements are based

on a percentage applied to the customer's assets under management. Cash management fees are received and recognized as revenue on a monthly basis.

The Company offers deposit products provided by TriState Capital Bank. The Company believes the performance obligation for providing this service is satisfied over time because the customer is receiving and consumes the benefit as they are provided by the Company. Fee arrangements are based on a flat listing fee as well as a percentage of customer's assets deposited. Deposit product fees are received and recognized as revenue on a quarterly basis.

Disaggregation of Revenue

Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2020 by type of revenue stream.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. FAIR VALUE MEASUREMENTS

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company has access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The Company does not own any debt or equity securities as of December 31, 2020.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2020:

Property and equipment	$	138,732
Less: accumulated depreciation and amortization		(73,102)
Property and equipment, net	$	65,630

Depreciation expenses totaled $31,654 for the year ended December 31, 2020.

5. OFF-BALANCE SHEET RISK

Pursuant to a clearing agreement the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carry securities transactions introduced by the Company. As of December 31, 2020, the Company has total cash deposits with the clearing organization in the amount of $250,000.

6. COMMITMENTS AND CONTINGENCIES

Line of Credit

The Company has a $250,000 bank line of credit, which is due on demand. This line of credit is renewed annually and is secured by other accounts held with the bank. This line

of credit bears interest, payable monthly, at the bank's prime rate. There was no outstanding balance on this line of credit as of December 31, 2020.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less are not recorded on the statement of financial condition. The Company had no finance leases as of December 31, 2020.

The Company has two long-term operating leases:

1. Office space in Fort Washington, PA
2. Canon copier located at the office in Fort Washington, PA

The Company recognized ROU assets and lease liabilities related to fixed payments for these long-term operating leases in its statement of financial condition as of December 31, 2020.

The Company also has short-term leases, which include office spaces in California, Illinois, and New York.

Certain lease contracts include obligations to pay for other services, such as operations, property taxes, and maintenance. These services are accounted for separately and we allocate payments to the lease and other services components based on estimated stand-alone prices.

On December 15, 2017, the Company entered into an operating lease agreement under which it leases approximately 3,338 rentable square feet of office space for its headquarters at 501 Office Center Drive, Fort Washington, PA. The lease term expiration is July 31, 2023. The lease may be terminated early by the Company or the landlord under certain circumstances.

On January 2, 2020, the Company entered into an operating lease agreement under which it leases equipment, which is located at its headquarters. The lease term expiration is February 1, 2025.

Options to extend lease terms, terminate leases before the contractual expiration date, or purchase the leased assets, are evaluated for their likelihood of exercise. If it is reasonably

certain that the option will be exercised, the option is considered in determining the classification and measurement of the lease.

Costs associated with operating lease assets are recognized on a straight-line basis within the operating expenses over the term of the lease.

Further, the Company elected to implement the package of practical expedients, whereby the Company did not (i) reassess existing contracts for embedded leases, (ii) reassess existing lease agreements for finance or operating classification, or (iii) reassess existing lease agreements in consideration of initial direct costs. The implementation of this standard did not have a material impact to statement of operations or cash flows and our debt-covenants calculations under our current agreements.

Lease liabilities under operating leases as of December 31, 2020 are as follows:

2021	$	92,756
2022		94,425
2023		58,542
2024		6,386
2025		532
Total undiscounted lease payments	$	252,641
Less: Imputed interest		(19,657)
Total lease liabilities	$	232,984

PPP Loan

The Company received a loan from First National Bank of Pennsylvania in the amount of $341,600 under the U.S. Small Business Administration Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 8, 2020. The Company applied for and has been notified that $340,236 in eligible expenditures for payroll and other expenses described in the CARES Act has been forgiven. Loan forgiveness is reflected as other income in the accompanying statement of operations. The remaining loan balance of $11,364, which includes an SBA EIDL advance of $10,000, bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The Company paid the loan in full on January 14, 2021.

7. EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle

customer cash or securities, it does not have any obligation with respect to Possession or Control requirements of SEC Rule 15c3-3.

8. NET CAPITAL REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6.667% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $6,243,980, which was $6,143,980 in excess of its required net capital of $100,000.

9. CORONAVIRUS PANDEMIC

In March 2020, the World Health Organization declared the outbreak of the Novel Coronavirus (COVID-19) as a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken, and will continue to take, steps to identify and mitigate the adverse impact on, and risks to, its business, financial condition, liquidity, operations, employees, clients, and business partners.

In response to the pandemic and for the protection of the Company's employees, clients and business partners, the Company implemented remote work arrangements for nearly all of its employees, has restricted business travel and has temporarily closed its branches. To date, with the Company's ability to meet a majority of its clients' needs through technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations.

Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial condition. However, given the daily evolution of the pandemic the company is currently unable to estimate the long-term effects of the pandemic on its financial condition.

10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial states were available to be issued. No material subsequent events have occurred since December 31, 2020 that required recognition or disclosure in our current period financial statements.